SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of June 16, 2008

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 16, 2008 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three months ended March 31, 2008. A copy of such press release is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated June 16, 2008, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three months ended March 31, 2008.

Exhibit 99.1

Global Crossing Reports GCUK’s First Quarter 2008 Results

FOR IMMEDIATE RELEASE: MONDAY, JUNE 16, 2008

London — Global Crossing (NASDAQ: GLBC), a leading global IP solutions provider, today announced first quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 78 million pounds in revenue in the first quarter, with adjusted gross margin of 69 percent or 54 million pounds and adjusted IFRS EBITDA of 21 million pounds. (Adjusted gross margin and adjusted IFRS EBITDA are both non-GAAP metrics that are defined and reconciled below.) The company also generated 15 million pounds in cash from operations.

“GCUK continues to be a strong contributor to the company’s results and an important part of the company’s overall global strategy,” said John Legere, Global Crossing’s chief executive officer. “Our focus on delivering the best customer experience and giving customers world-class IP services is driving steady progress in the UK.”

Revenue and Margin

GCUK generated revenue of 78 million pounds compared with 76 million pounds in the prior quarter and 75 million pounds for the same period in the prior year. This represents an increase of 2 million pounds or 3 percent on a sequential basis and an increase of 3 million pounds or 4 percent year over year. Both the sequential and year-over-year increase came from strength in the company’s “invest and grow” category – namely that part of the business focused on serving enterprises and carrier customers excluding wholesale voice. Sales order values in the first quarter of 2008 remained consistent with those seen in 2007.

Adjusted gross margin (as defined in table 6 that follows) for the first quarter of 2008 was 54 million pounds or 69 percent of revenue, consistent with the prior quarter in which adjusted gross margin was 53 million pounds or 70 percent of revenue and 52 million pounds or 69 percent of revenue in the first quarter of 2007.

Costs

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 50 million pounds for the quarter, compared to 45 million pounds in the fourth quarter of 2007 and 49 million pounds in the first quarter of 2007. The sequential increase was due to higher access costs associated with increased revenue as well as an increase in stock-based compensation costs resulting from annual resetting of the annual bonus program accrual to target levels and an increase in cost of equipment sales. In addition, the fourth quarter of 2007 included a real estate rebate. The year-over-year increase in cost of revenue was primarily due to a higher cost of access expense relating to increased revenue and was largely associated with the new contract signed with HMRC, which was announced last quarter.

Sales, general and administrative expenses (SG&A) remained relatively flat on a sequential and year-over-year basis.

Earnings

GCUK’s adjusted IFRS EBITDA for the first quarter was 21 million pounds, compared with 22 million pounds in the fourth quarter of 2007 and 18 million pounds in the first quarter of 2007.

GCUK recorded net profit of 1 million pounds for the first quarter of 2008, compared with a net loss of 2 million pounds in the fourth quarter of 2007 and a net profit of 1 million pounds in the first quarter of 2007. The sequential variance in net profit was primarily due to a 4 million pound tax charge in the fourth quarter associated with a write-down of a deferred tax asset.

Cash Position

As of March 31, 2008, GCUK had 33 million pounds of cash and cash equivalents. Net cash provided by operating activities during the first quarter totaled 15 million pounds. GCUK’s net increase in cash and cash equivalents was 9 million pounds in the first quarter, including 6 million pounds for capital expenditures and principal payments on finance leases.

Non-GAAP Financial Measures

Pursuant to the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include definitions of adjusted IFRS EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended March 31, 2008 and 2007 and unaudited consolidated financial results for the three months ended December 31, 2007; the unaudited consolidated balance sheet as of March 31, 2008; and the audited consolidated balance sheet as of December 31, 2007, in accordance with IFRS. GCUK’s results for the first quarters of 2008 and 2007 and the fourth quarter of 2007 were included in Global Crossing’s consolidated results previously reported on May 8, 2008, in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP) and in U.S. dollars.

Conference Call

Management has scheduled a conference call for Monday, June 16, 2008, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2900 or +44 (0) 800 528 0985. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Monday, June 16, 2008, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Monday, June 23, 2008 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21385046. UK callers may access the replay by dialing +44 (0) 870 000 3081 or +44 (0) 800 692 0831 and entering reservation number 21385046.

ABOUT GLOBAL CROSSING UK TELECOMMUNICATIONS LTD.

Global Crossing UK Telecommunications Ltd. provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects approximately 390 cities in more than 30 countries worldwide, and delivers services to approximately 690 cities in more than 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; dependence on a number of key personnel; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; a change of control could lead to the termination of many of the company’s government contracts; insolvency could lead to termination of certain of the company’s contracts; slower than anticipated adoption by customers of next generation products; risks relating to the operation, administration, maintenance and repair of our systems; terrorist attacks or other acts of violence or war that may adversely affect the financial markets and our business and operations; the accuracy of our real estate restructuring provision; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; the sharing of corporate and operational services with our parent; our ability to raise capital through financing activities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Analysts/Investors Contacts

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

6 Financial Tables Follow

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 1
Summary of Consolidated Revenues
Results below are in pounds sterling in thousands.

	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£76,958	£74,797	£73,597
Wholesale voice	1,319	1,141	1,368

	78,277	75,938	74,965
Global Crossing group companies	125	125	125

Consolidated revenues	£78,402	£76,063	£75,090

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 2
Consolidated Statements of Operations
Results below are in pounds sterling in thousands.

	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
IFRS in IFRS Reporting Format

Revenue	£78,402	£76,063	£75,090
Cost of sales	(48,592)	(45,157)	(46,307)

Gross profit	29,810	30,906	28,783

Distribution costs	(4,073)	(4,232)	(3,721)
Administrative expenses	(16,987)	(14,969)	(16,853)

Operating profit	8,750	11,705	8,209

Finance revenue	1,036	1,608	1,279
Finance charges	(8,735)	(10,303)	(8,708)

Profit before tax	1,051	3,010	780

Tax charge	(244)	(4,646)	(260)

Profit (loss) for the period	£807	£(1,636)	£520

	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
IFRS in U.S. GAAP Reporting Format

REVENUES	£78,402	£76,063	£75,090
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(24,048)	(22,727)	(23,048)
Real estate, network and operations	(12,735)	(10,322)	(11,916)
Third party maintenance	(4,417)	(4,121)	(4,676)
Cost of equipment sales	(8,882)	(7,900)	(9,128)

Total cost of revenue	(50,082)	(45,070)	(48,768)

Selling, general and administrative	(8,619)	(8,424)	(8,224)
Depreciation and amortization	(10,951)	(10,877)	(9,565)

Total operating expenses	(69,652)	(64,371)	(66,557)

OPERATING INCOME	8,750	11,692	8,533

OTHER INCOME (EXPENSE)
Interest expense, net	(7,759)	(7,439)	(7,436)
Other income (expense), net	60	(1,243)	(317)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,051	3,010	780
Provision for income taxes	(244)	(4,646)	(260)

NET INCOME (LOSS)	£807	£(1,636)	£520

Note: The classification differences between reporting under IFRS and U.S. Generally Accepted Accounting Principles (GAAP) are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains/(losses):

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance charges, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains/(losses) are included in other income (expense), net.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 3
Consolidated Balance Sheets
Results below are in pounds sterling in thousands.

	March 31, 2008	December 31, 2007
	(unaudited)	(audited)
Non-current assets
Intangible assets, net	£13,081	£13,351
Property, plant and equipment, net	182,328	185,719
Investment in associate	200	200
Retirement benefit asset	961	961
Trade and other receivables	28,830	28,511

	225,400	228,742

Current assets
Trade and other receivables	62,059	66,237
Cash and cash equivalents	33,038	23,954

	95,097	90,191

Total assets	£320,497	£318,933

Current liabilities
Trade and other payables	£(69,410)	£(65,619)
Senior secured notes	(1,158)	(1,158)
Deferred revenue	(47,390)	(47,126)
Provisions	(1,960)	(2,137)
Obligations under finance leases	(11,609)	(11,945)
Other debt obligations	(641)	(463)
Derivative financial instrument	(970)	(1,048)

	(133,138)	(129,496)

Non-current liabilities
Trade and other payables	(572)	(650)
Senior secured notes	(247,980)	(247,788)
Deferred revenue	(104,711)	(106,961)
Retirement benefit obligation	(3,033)	(3,110)
Provisions	(3,931)	(4,160)
Obligations under finance leases	(17,759)	(20,242)
Other debt obligations	(602)	(430)
Derivative financial instrument	(727)	(1,048)

	(379,315)	(384,389)

Total liabilities	(512,453)	(513,885)

Net liabilities	£(191,956)	£(194,952)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	29,147	27,648
Hedging reserve	(1,345)	(2,035)
Accumulated deficit	(219,859)	(220,666)

Total equity	£(191,956)	£(194,952)

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 4
Consolidated Cash Flow Statements
Results below are in pounds sterling in thousands.

	Three months ended
	March 31, 2008	March 31, 2007
	(unaudited)	(unaudited)
Operating activities:
Profit for the period	£807	£520
Adjustments for:
Finance costs, net	7,699	7,429
Income tax	244	260
Depreciation of property, plant and equipment	8,668	8,299
Amortization of intangible assets	554	856
Share based payment expense	1,499	715
Loss on disposal of property, plant and equipment	—	266
Change in provisions	(472)	(1,859)
Change in operating working capital	(2,113)	(10,169)
Change in other assets and liabilities	(1,750)	960

Cash generated from operations	15,136	7,277
Interest paid	(446)	(996)

Net cash provided by operating activities	£14,690	£6,281

Investing activities:
Interest received	£220	£1,168
Purchase of property, plant and equipment	(4,550)	(8,439)

Net cash used in investing activities	£(4,330)	£(7,271)

Financing activities:
Repayments of capital elements under finance leases	£(1,653)	£(2,132)
Proceeds from debt obligations, net	474	774
Repayment of capital element of other debt obligations	(97)	—

Net cash used in financing activities	£(1,276)	£(1,358)

Net increase/(decrease) in cash and cash equivalents	9,084	(2,348)
Cash and cash equivalents at beginning of period	23,954	40,309

Cash and cash equivalents at end of period	£33,038	£37,961

Non-cash in financing activities:
Capital lease and debt obligations incurred	£694	£3,984

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 5
Reconciliation of adjusted IFRS EBITDA to Profit (Loss) for the Period (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted IFRS EBITDA	£21,200	£22,424	£18,489
Non-cash stock compensation	(1,499)	158	(715)
Depreciation and amortization	(10,951)	(10,877)	(9,565)
Finance revenue	1,036	1,608	1,279
Finance charges	(8,735)	(10,303)	(8,708)
Taxation	(244)	(4,646)	(260)

Profit (loss) for period	£807	£(1,636)	£520

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted IFRS EBITDA, which is considered a non-GAAP financial metric, to profit (loss) for the period, which is the most directly comparable IFRS measure. Management believes that adjusted IFRS EBITDA is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. Adjusted IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing financial performance. This non-GAAP measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Definition:

Adjusted IFRS EBITDA consists of profit (loss) for the period before non-cash stock compensation, taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 6
Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited)
Results below are in pounds sterling in thousands.

	Three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£54,354	£53,336	£52,042
Less:
Customer-specific costs	(10,020)	(8,426)	(10,128)
Third-party maintenance	(4,417)	(4,121)	(4,676)
Depreciation & amortization (included within cost of sales)	(10,107)	(9,883)	(8,455)

Gross Profit (IFRS)	£29,810	£30,906	£28,783

Consistent with the SEC’s Regulation G, the foregoing table provides a reconciliation of adjusted gross margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believe that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the income statement and to provide comparability to the parent company’s financial presentations, which include this metric.

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Anthony D. Christie
Name: Anthony D. Christie
Title: Managing Director

Date: June 16, 2008